UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Despegar Completes Acquisition of

Best Day Travel Group

Strengthening Despegar’s Competitive Advantages in Mexico

British Virgin Islands—October 1, 2020. — Despegar.com, Corp. (NYSE:DESP), (“Despegar”), the leading online travel company in Latin America, today announced that on October 1, 2020 it completed the previously announced acquisition of Best Day Travel Group (“Best Day”), one of the leading travel agencies in Mexico. Best Day is expected to represent a key asset for Despegar, given its strong presence and leading market share in Mexico, particularly in the Hotels, Packages and Other Travel Products segment.

Operating for more than three decades in Mexico, Best Day has built an attractive business, with 95% of its 2019 revenues in the Hotels, Packages and Other Travel Products segment, including a robust B2C offering. Online transactions accounted for about 70% of total sales in 2019. Best Day’s revenues for 2019 were approximately US$140 million.

As disclosed on June 11, 2020 the terms of the transaction were as follows:

•

Base consideration of approximately US$56.5 million. The purchase price is subject to adjustments based on net indebtedness and working capital, and is payable 36 months following the closing date. The terms require no cash outlays in respect of the purchase price at transaction closing.

•

An additional variable purchase price component, ranging from zero to US$20 million, payable 48 months following the closing date. The variable component will be based on the performance of Despegar’s share price during a six month period prior to the fourth anniversary of the closing date.

“We are very pleased to have completed the acquisition of Best Day at attractive terms while protecting our cash position, particularly given the challenging global travel market conditions we are currently facing due to the COVID-19 pandemic. With Best Day, we will be providing new products and services to our customers, driven by its strong non-air positioning. Furthermore, Best Day will enable Despegar to have an even larger online presence, a key benefit as the LatAm region continues its shift to purchasing its travel needs online, and via our leading App, a trend that we expect will accelerate in the near future,” commented Damian Scokin, Chief Executive Officer of Despegar.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travellers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to a strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers. Despegar’s websites and leading mobile apps offer products from over 270 airlines, more than 512,000 accommodation options, more than 1,190 car rental agencies and approximately 326 destination services suppliers with more than 6,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of Despegar in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward looking statements.

IR Contact

Natalia Nirenberg

Investor Relations

Phone: (+54911) 2668-4490

E-mail: natalia.nirenberg@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name:	Mariano Scagliarini
Title:	General Counsel